Via Facsimile and U.S. Mail
Mail Stop 6010

January 30, 2009

Hui Lin
Chief Financial Officer
Aida Pharmaceuticals, Inc.
31 Dingjiang Road,
Jianggan District
Hangzhou, People's Republic of China 310016

Re: Aida Pharmaceuticals, Inc
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 20, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 19, 2008
File Number: 000-50212

Dear Ms. Lin:

    We have reviewed your response dated January 16, 2009 to our September 26, 2008 letter and have the following comments. In our comments, we ask you to provide us with additional information.

Item 3A. Controls and Procedures

1. We note your response to comment three. It appears that your revised Item 3 Form 10-Q disclosure includes a reference to Genetech. Please provide us revised disclosure that removes the reference to another company.

General

2. As requested in our prior comment letter dated September 26, 2008, please provide in your letter, a statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. If possible, please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant